AB Fixed-Income Shares, Inc. the Fund
811-06068

Exhibit 77M


Effective November 10, 2017, AB Government Money
Market Portfolio, a series of the Fund, completed the acquisition of the assets and assumption of the liabilities of each of the AB Government Exchange
Reserves and AB Government Reserves Portfolio, a series of AB Bond Fund, Inc.